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                  Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
                  Subject Company -- Board of Trade of the City of Chicago, Inc. File No. 333-54370

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The following are the prepared remarks of the Chairman of the CBOT given at a meeting of The Executive's Club of Chicago on October 3, 2001, which are currently available on the CBOT's intranet sites, MemberNet and OnBoard.

                        REMARKS BY NICKOLAS J. NEUBAUER
                        THE EXECUTIVE'S CLUB OF CHICAGO
                          CHICAGO CEO BREAKFAST SERIES
                                OCTOBER 3, 2001

     Thank you for the opportunity to address The Executive's Club of Chicago. As Chairman of the Chicago Board of Trade, one of my goals is to improve communication with our customers and the public. This type of forum is very important to me to convey the message that our exchange is moving forward and that we will succeed as a growing, for-profit enterprise.

     The theme of today's breakfast, "Leadership for the New Economy: Visions for the 21st Century" is especially appropriate for the Chicago Board of Trade. We have had important changes in leadership this year and our business model must adopt new technologies as part of our vision.

     However, before I begin my remarks, I want to take a moment to commend the leadership of my counterparts who run the equities and derivatives exchanges in New York, along with those who manage the major firms who generate business in both markets. In the aftermath of the catastrophic events of September 11, they have shown not only great compassion in comforting the families of those who died, and support in assisting the rescue and recovery efforts, they have demonstrated strong leadership and resolve in reopening that city's financial markets. I know you join me in saluting this outstanding group of American business leaders.

     In past years, we have seen a "Chicago versus New York" competitive environment, not only in sports, but also when it comes to financial markets. However, in the past few weeks, I have heard stories from fellow members and seen first-hand on our trading floors examples of traders in both cities, whether they are in the cash or futures markets, working together, showing compassion for friends they have lost, coming together not as traders, but as Americans. To me, that may be a very good example of what lies ahead for all of us as an example of leadership for the 21st century and for the new economy.
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     Now I am going to bring you up to date about what is happening at the CBOT, discuss some of the important issues we face, and present some of our unique leadership challenges.

     Chicago's financial exchanges play a significant role in the City's business community. According to the most recent study by the Civic Committee of the Commercial Club of Chicago, over 150,000 jobs are generated in our city by this sector. This includes opportunities for thousands of graduates of our city's high schools and colleges, and those with advanced degrees. The derivatives industry in Chicago also generates over $85 billion in overnight deposits in local banks, plus millions in federal, state and local taxes, and they are a major tourist attraction for the City.

     However, much of what we do is not well understood. Despite the fact that we wear colorful jackets and shout, our business has the same strategic challenges as most businesses. I hope I bring in enough general business examples to show you that is the case.

     Year 2000 was very difficult at the CBOT. Seat prices, which are essentially our proxy for stock price, declined sharply, from $642,000 to $255,000, the lowest level in twenty years. Higher fees and dues were imposed and there was very little communication either from leadership to membership or to our customers and the public.

     Our CEO of nearly 20 years left, and there was no clear plan for replacement. We had a plan to restructure into a for-profit corporation, but it was simplistic and seemed to be a knock off of dot.com promotions. Most members felt threatened by it and it caused us to be involved in two lawsuits.

     Finally, the business model of the CBOT - open outcry trading - was being questioned and by some slated for early extinction in favor of electronic matching engines. In fact, some wanted to close our trading floors and go all electronic by a specific date. You can imagine how well this was received by our membership, which believes strongly in open outcry.
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     Let me add a few more factors that made our situation difficult:

     1. A cash crunch caused by heavy investment in electronic platforms, wasteful spending, and poor planning.

     2. A disgusted membership/ownership group that was so dispirited they felt nothing could be done.

     3. No clear leadership or even understanding as to who was in charge, with major decisions being formed by outside advisors who didn't seem to understand the business.

     4. A regulatory proceeding with our sister exchange, the Chicago Board Options Exchange, that threatened to extinguish an important source of value in CBOT seats, the right to also trade at the CBOE.

     Let me emphasize that our problems could not be attributed to any single person. Our past successes made us complacent. As a membership organization we were not set up for good strategic planning, and the substantial amounts of money our enterprise made in the 1990's were often wasted.

     Our challenges fell in categories familiar to the business world generally: share price low and heading lower, wasteful spending, new management needed, business model under attack. Our problems could be the subject of a business school case. That is why in running for Chairman, I said the CBOT's problems could be solved by simple and straightforward Business 101 principles.

       The Chicago Board of Trade needed a major turnaround. As a former consultant with McKinsey and Company, I can tell you most enterprises can't do this; they continue to fail until they are taken over or liquidated. The reason is that the management of troubled enterprises doesn't know what good advice is, let alone how to find it and implement it. And you can't simply hire a good consulting firm to tell you what to do.

       The CBOT had two big advantages. First, our finances are sound. Our revenues have grown steadily and last year were at their highest level ever. We incurred high, one-time expenses in 1999 and 2000 for our electronic platform, our restructuring initiative, and Y2K, but those costs are behind us.
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       We had a net loss in 2000 of about $10 million, but this included non-
cash expenses of about $40 million for depreciation and amortization. Since we own our buildings, we have substantial depreciation charges. Even in 2000, we generated cash flow of $30 million.

       For the first nine months of this year, we averaged over one million contracts per day, with about 18 percent traded electronically. We continue to exceed our budget expectations of 800,000 contracts per day, and as a result we will likely have more than the $20 million in year-end cash balances forecast by our budget.

       Our net income for the first six months of 2001 was $6.6 million versus a net loss of $3.0 million for the same period in 2000. Since our real estate generates substantial depreciation expense, this figure does not tell the whole story: our net cash flow generation from operations for the period was about $23 million. We paid off about $10 million in long-term liabilities. Our rate of spending is lower than in 1998, 1999, or 2000, and our revenues are higher than in any previous year. As you can tell, we were and continue to be a financially sound enterprise and so we had one big advantage in dealing with our challenges.

       Our second advantage was that we did not have an entrenched management that can't or won't listen. The CBOT elects its Chairman, so we had the opportunity for new leadership. As our problems were essentially straightforward and since we are a small organization with one physical location, new management could effect positive change in a short time.

       We had three priorities to turn around the CBOT:

     1. Communicate a vision that looked at new technologies in a way that increased membership value.

     2. Hire a professional, high quality CEO to develop and execute a business plan based on that vision.

     3. Resolve our lawsuit with the CBOE.

     The CBOT differs from most corporations in that our history has generally been that of a "mutual benefit" cooperative. In fact, this was part of our
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charter as an Illinois not-for-profit corporation. We came together to advance our mutual, but separate, interests.

     Our profits came from being traders, brokers, futures commission merchants or local clearing firms. These profits do not show up in the books at the CBOT corporate level. In fact, for most of its history, the CBOT deliberately made little money as an exchange entity and focused on keeping member costs as low as possible, while its members were generally successful.

     In the 1990's, the CBOT began to make substantial amounts of money from high volumes of trade. The advent of electronic trading meant that the CBOT, at the corporate level, would collect increased transaction fees and become a true profit center.

     Our strategic vision calls for the CBOT to demutualize and become a "for-profit" corporation. In doing so it would look at both member profits and exchange level profits as part of an overall business plan. With my election we made refinements to the restructuring plan consistent with that vision, and now we have a membership that is unified.

     We continue and expect to offer and support two trading platforms - we give customers a choice between electronically assisted and technically efficient open outcry and an electronic platform. We want to run the CBOT in a businesslike, efficient manner, while taking advantage of profit making opportunities in electronic trade, the sale of market data and e-business generally.

     There are at times conflicts between what's good for member profit centers versus CBOT level profit centers. By supporting both systems, making each as efficient as possible, and letting the customer, that is, the market, decide which platform he wishes to use, we resolved member apprehension about arbitrary decisions affecting their future.

     Following my election and the affirmation of this vision by the membership, my first priority was recruiting a high quality CEO. We were quite fortunate that David Vitale was available at the time we were looking.
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     Many of you know David from his long service at Bank One and its predecessors, from which he retired as Vice Chairman. From the CBOT's point of view, David is an excellent fit with his trading experience as head of the Capital Markets Division at the bank and also because he managed technology for part of his tenure. David was a director at the Chicago Board Options Exchange before joining the CBOT, so he had critical working knowledge of exchanges.

     David hit the ground running. Soon after his arrival in March, he recruited other key executives, reorganized our operations, and instilled a sense of urgency that permeates our strategic planning process. After six months on the job, members tell me that we have never had a better executive team.

     David is turning the CBOT into a product-driven organization. Our management team is aligning our infrastructure and capabilities so we can continue to diversify our existing product base and develop new products that reflect an economic benefit to the customer. We have announced several new products, particularly a new swaps contract, a contract based on the Dow Jones/AIG Commodity Index, and an exchange-traded managed futures fund.

     A third priority was to resolve our lawsuit with the CBOE. While I will not get into the details, the resolution came about because of honest, good faith negotiations and strong leadership on both sides of Van Buren Street.

     Sometimes negotiations end with an agreement reached, and both parties breathe a sigh of relief, happy that they will not see the other side again. That was not the case here. Working with the CBOE leadership, Chairman Bill Brodsky and Vice Chairman Mark Duffy, has brought our exchanges closer together. At my invitation, Mark Duffy, the CBOE's senior elected official, now attends our Board meetings. Communications with the CBOE and the other Chicago exchanges have never been better.

     Many have advocated mergers of the Chicago exchanges. Because of issues like governance and valuation, formal legal mergers would not be easy. But we intend to keep close ties with other exchanges. In particular, David Vitale has initiated discussions with the CBOE on various technology sharing and
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cost-saving proposals. Such plans can bring economic benefits to both exchanges and to our customers.

     These close ties have borne fruit in our joint venture with the CME and CBOE to trade single stock futures. This is the most important instance of cooperation and leadership among the Chicago exchanges that I can remember. Trading is expected to begin sometime around year-end or early January. With the appointment of former CFTC Chairman Bill Rainer as CEO and the combined efforts of our three exchanges, the prospects for success could not be better.

     Our turnaround seems pretty straightforward in terms of strategy and principles. However, creating our strategic vision and recruiting top quality executives still leaves the execution part of the equation, and here the CBOT faces some difficult and unique issues.

     Some of you may be familiar with the book, "The Innovators Dilemma," which is subtitled "When New Technologies Cause Great Firms to Fail." Some people say the Chicago Board of Trade fits that description. Our strength is "open outcry trading" which some view as "people in colorful jackets shouting" while the technological challenge is the electronic platform, which those same people define as "up to date technology applied to trading." Such simple characterizations are wrong.

     "Open outcry" is more precisely described as the "open outcry auction market." This focuses on the manner in which prices are determined and orders are filled - in an open manner, by an auction process, with the "human computer" making the market price decisions. The "electronic platform" is better described as the "electronic match market." If the price on one order matches another, the computer matches the trade and a report is made to the customer.

     I believe technology should be fully utilized in both platforms. The only true difference should not be cost or efficiency - since technology can make the two platforms roughly equal - but whether the market price should be determined by computer match or human decision. In both cases the delivery of the customer order to the market price decision point should be as fast and efficient as possible, as should the report back to the customer and the clearing and processing of the trade.
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     At the CBOT, we find customers prefer the open outcry auction platform in volatile markets, and an upcoming Journal of Finance article attributes this to the greater information available on that platform. Simply put, the human decision-makers have more information from which to make tighter, deeper markets, and that benefits our customers.

     We are happy with our electronic trading system, and we are glad its volume is improving. We have invested over $100 million to provide this choice to our customers and today it is doing 20-25 percent of our total volume.

     Over the years the CBOT neglected investments in electrifying our open outcry platform, and this is a deficiency we will make up. Our product is deep, liquid, competitive markets offered on a neutral, level playing field. Continuing investments in both platforms will greatly benefit our customers and play a major role in the future of the Chicago Board of Trade.

     In conclusion, let me briefly address our challenges for the future. The CBOT is very different from most large corporations in the ties it has with its shareholders. They make substantial livelihoods there and so they are naturally very interested in how it is managed.

     This creates a challenge. Management must not only be right in its strategy but it must communicate and persuade the ownership that its management decisions are good ones. People don't necessarily follow you because of your position; they have to be reached and sometimes persuaded.

     Some of you may remember "Theory X" and "Theory Y" from your business school classes on organizational behavior. Theory X is the leadership style that said, "You do it because I tell you to do it." The Theory Y manager works to explain decisions so as to get participation and commitment.

     The Chicago Board of Trade is an organization requiring substantial amounts of Theory Y. From the manager's point of view, this can get frustrating as often times good ideas require substantial efforts at persuasion. But in exchange for this extra challenge of leadership, there is a reward: our members are our most
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valuable resource. Once committed, they work hard and selflessly to promote our enterprise, along with a very professional, capable and dedicated group of employees at the exchange.

     The year 2001 has been a year of major change at the Chicago Board of Trade, and I am delighted to have had the opportunity to discuss it with you. We are incorporating new technologies into our business model, making our product of deep, liquid and competitive markets as technically efficient as we can. We have excellent management, a strategic vision that unites our ownership, and plans to move forward as a restructured for-profit corporation.

     Communication with our customers and the public is a top priority for the Chicago Board of Trade, and I look forward to any questions you may have. I thank you again for giving me the opportunity to speak with you today. On behalf of the members and employees of the Chicago Board of Trade, I wish you the best of luck in addressing your business challenges.


While the Board of Trade of the City of Chicago, Inc. (CBOT) has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members as well as the other documents which the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.


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